EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Descartes Systems Group Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-225174) on Form F-10/A of The Descartes Systems Group Inc. of our report dated March 4, 2020 on the consolidated financial statements of The Descartes Systems Group Inc., which comprise the consolidated balance sheets as of January 31, 2020 and January 31, 2019, the related statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended January 31, 2020, and the related notes and our report dated March 4, 2020 on the effectiveness of internal control over financial reporting as of January 31, 2020, which reports appear in the 2020 Annual Report of The Descartes Systems Group Inc., incorporated by reference in this annual report on Form 40-F, for the fiscal year ended January 31, 2020, and further consent to the use of such reports in this annual report on Form 40-F.

Our report dated March 4, 2020 on the consolidated financial statements referred to above contains an explanatory paragraph indicating the Company has changed its method of accounting for leases in 2020 due to the adoption of Accounting Standards Codification (ASC) Topic 842 and for revenue from contracts with customers and income taxes related to intra-entity transfers of assets other than inventory in 2019 due to the adoption of the new revenue standard (ASC Topic 606) and amendments to the income taxes standard (ASC Topic 740), respectively.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 14, 2020
Toronto, Canada